SEC FILE NUMBER
                                                                333-118799

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check  One):   |_|  Form 10-K  |_|  Form 20-F  |_|  Form 11-K  |X|  Form 10-Q
                |_|  Form N-SAR

         For Period Ended:  September 30, 2007

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR
         For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Foldera, Inc.
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Full Name of Registrant


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Former Name if Applicable

17011 Beach Boulevard, Suite 1500
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Address of Principal Execution Office (Street and Number)

Huntington Beach, CA 92647
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|   (b)   The subject annual report,  semi-annual report,  transition report on Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR, or
            portion  thereof,  will  be  filed  on  or  before  the  fifteenth calendar day  following  the  prescribed  due date; or the subject quarterly  report of transition  report on  Form 10-Q,  or subject distribution  report on Form  10-D,  or portion  thereof,  will be
            filed  on  or  before  the  fifth   calendar  day   following  the
            prescribed due date; and


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      (c)   The accountant's statement or other exhibit required by Rule
            12b-5(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

      Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 cannot be filed within the prescribed time because Registrant is experiencing delays in the collection and compilation of certain financial information relating to fixed asset values that is required to be included in the Form 10-QSB. The cause of Registrant's inability to file timely could not be eliminated by Registrant without unreasonable effort or expense. Registrant will file such Form 10-QSB no later than November 19, 2007.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Reid Dabney                              714                766-8700
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                     (Name)                 (Area Code)      (Telephone Number)

(2)   Have all other periodic reports required under Section 13     Yes|X| No|_|
      or 15(d) of the Securities Exchange Act of 1934 or Section
      30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
      If answer is no, identify report(s).

(3)   Is it anticipated that any significant change in results of   Yes|_| No|X|
      operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Foldera, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2007                       By: /s/
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                                                  Reid Dabney
                                                  Senior Vice President and
                                                  Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).

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